UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 OCTOBER 2018

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2018, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2018.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2018 to the nine months ended 30 September 2017, and the balance sheet analysis compares the Group balance sheet as at 30 September 2018 to the Group balance sheet as at 31 December 2017 in each case presented on a statutory basis.

IFRS 9 and IFRS 15: On 1 January 2018, the Group implemented IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers”. As permitted by IFRS 9 and IFRS 15, comparative information for previous periods has not been restated.

The comparative information included in the consolidated financial statements presented in this Form 6-K differs from the comparative information provided in the Group’s UK results for the nine months ended 30 September 2018. As reported in the Company’s 2016 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2016 UK Annual Report and Accounts and its 2016 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Company’s 2016 Form 20-F being £350 million greater than that recorded in the Group’s 2016 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK results for the first quarter of 2017 was £350 million greater than in its US results. Since 31 March 2017, the Group has reported the same net assets in both its UK and US results.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and / or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of Lloyds Banking Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; Lloyds Banking Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by Lloyds Banking Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to Lloyds Banking Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside Lloyds Banking Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside Lloyds Banking Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of Lloyds Banking Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by Lloyds Banking Group's directors, management or employees including industrial action; changes to Lloyds Banking Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by Lloyds Banking Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

REVIEW

Income statement

During the nine months to 30 September 2018, the Group recorded a profit before tax of £4,934 million, an increase of £89 million, or 2 per cent, compared to a profit before tax in the nine months to 30 September 2017 of £4,845 million.

Total income, net of insurance claims, increased by £308 million, or 2 per cent, to £14,308 million in the nine months to 30 September 2018 compared with £14,000 million in the nine months to 30 September 2017, comprising a £932 million increase in net interest income and a decrease of £624 million in other income, net of insurance claims.

Net interest income was £9,138 million in the nine months to 30 September 2018; an increase of £932 million, or 11 per cent, compared to £8,206 million in the nine months to 30 September 2017. There was a significant reduction in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group from an expense of £920 million in the nine months to 30 September 2017 to an expense of £260 million in the nine months to 30 September 2018. This decrease reflects the relatively subdued investment performance in the period, with market returns ranging from 13.4 per cent to (7.9) per cent; the change in population of consolidated OEICs in 2018 did not have a significant impact, contributing a net decrease of £4 million attributable to third party investors. Excluding the amounts attributable to OEIC unit holders, net interest income was £9,398 million in the nine months to 30 September 2018; an increase of £272 million, or 3 per cent, compared to £9,126 million in the nine months to 30 September 2017 as a result of margin improvements due to lower deposit costs offsetting continued pressure on asset margins.

Other income, net of insurance claims, was £624 million lower at £5,170 million in the nine months to 30 September 2018 compared to £5,794 million in the nine months to 30 September 2017. There were reduced gains within trading income on policyholder assets in the insurance business, as a result of market performance over the period, particularly in equities, but this was offset by a lower level of insurance claims. Taking into account the amounts included within net interest income attributable to unitholders, other income, net of insurance claims, was £4,910 million in the nine months to 30 September 2018, compared to £4,874 million in the nine months to 30 September 2017. There was a £193 million reduction in net fee and commission income, in part reflecting lower income as a result of the changes to overdraft charging announced in July 2017, which took effect in November. Other operating income was £146 million, or 8 per cent, higher at £1,991 million in the nine months to 30 September 2018 compared to £1,845 million in the nine months to 30 September 2017; there was an increase of £219 million in income from the change in value of in-force insurance business and higher leasing and venture capital income, partly offset by a loss of £105 million on disposal of the Group’s Irish residential mortgage portfolio although the nine months to 30 September 2017 included a gain of £146 million on the sale of the Group’s investment in Vocalink.

Operating expenses decreased by £63 million, or 1 per cent, to £8,638 million in the nine months to 30 September 2018 compared with £8,701 million in the nine months to 30 September 2017, with an increase of £79 million reflecting the acquisition of MBNA and an increase in restructuring costs being offset by underlying cost efficiencies and a lower level of conduct charges. Conduct charges in the nine months to 30 September 2018 totalled £916 million (compared to £1,240 million in the nine months to 30 September 2017) and include a Payment Protection Insurance charge of £550 million.

Impairment losses increased by £282 million to £736 million in the nine months to 30 September 2018 compared with £454 million in the nine months to 30 September 2017, reflecting lower write-backs and releases and the acquisition of MBNA. Credit quality across the portfolio remains strong with no deterioration in credit risk.

REVIEW (continued)

Balance sheet and capital

Total assets were £17,119 million, or 2 per cent, higher at £829,228 million at 30 September 2018 compared to £812,109 million at 31 December 2017. After adjusting for the impact of adoption of IFRS 9, which required the reclassification of certain lending assets to fair value through profit or loss due to the nature of the contractual cash flows, loans and advances to customers increased in the nine months to 30 September 2018 by £21,493 million to £482,509 million, compared to £461,016 million at 31 December 2017, mainly as a result of an increase in holdings of reverse repurchase agreement balances, as part of a rebalancing of the Group’s liquid asset portfolio, and continued growth in targeted segments such as SME and motor finance more than offsetting a reduction of some £4 billion on sale of the Group’s Irish residential mortgage portfolio; the open mortgage book is in line with the start of the year. Financial assets held at fair value through profit or loss decreased by £5,908 million, after adjusting for transition to IFRS 9. Financial assets held at fair value through other comprehensive income have reduced following sales of part of the Group’s gilt holdings, as part of a rebalancing of the Group’s liquid asset portfolio; and other assets increased due to higher levels of settlement balances.

Customer deposits were £7,702 million higher at £425,826 million at 30 September 2018 compared to £418,124 million at 31 December 2017 as a £1,627 million increase in repurchase agreement balances and growth in retail current account balances and in Commercial Banking have more than offset reductions in maturing retail savings products. Debt securities in issue were £19,881 million higher at £92,331 million at 30 September 2018 compared to £72,450 million at 31 December 2017 following new issuances to maintain funding levels and to meet ring-fencing and other regulatory requirements.

The Group’s common equity tier 1 (CET1) capital ratio has strengthened to 15.5 per cent before dividend accrual (31 December 2017: 13.9 per cent1; 1 January 2018: 13.9 per cent1,2) with an increase of 162 basis points in the nine months to 30 September 2018 primarily driven by retained profit. After accruing for dividends the CET1 capital ratio remains strong at 14.6 per cent (31 December 2017: 13.9 per cent1; 1 January 2018: 13.9 per cent1,2). Risk-weighted assets reduced to £206,884 million (31 December 2017: £210,919 million). The Group remains well positioned to meet its Minimum Requirement for Own Funds and Eligible Liabilities (MREL) from 2020 and, as at 30 September 2018, had a transitional MREL ratio of 31.0 per cent of risk-weighted assets (31 December 2017: 26.0 per cent1; 1 January 2018: 26.0 per cent1,2). The UK leverage ratio reduced to 5.3 per cent (31 December 2017: 5.4 per cent1; 1 January 2018: 5.4 per cent1,2).

[1]	The CET1, leverage and transitional MREL ratios at 31 December 2017 and 1 January 2018 are reported on an adjusted basis, reflecting the dividend paid by the Insurance business in February 2018. In addition the CET1 ratio at 31 December 2017 and 1 January 2018 has been adjusted for the full impact of the Group’s share buy back programme.
[2]	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.

CONSOLIDATED INCOME STATEMENT

	Nine months	Nine months
	to 30 Sept	to 30 Sept
	2018	2017
	£million	£million
	(unaudited)	(unaudited)

Net interest income	9,138	8,206
Other income, net of insurance claims	5,170	5,794
Total income, net of insurance claims	14,308	14,000
Total operating expenses	(8,638)	(8,701)
Trading surplus	5,670	5,299
Impairment	(736)	(454)
Profit before tax	4,934	4,845
Taxation	(1,270)	(1,386)
Profit for the period	3,664	3,459

Profit attributable to ordinary shareholders	3,272	3,102
Profit attributable to other equity holders[1]	309	312
Profit attributable to equity holders	3,581	3,414
Profit attributable to non-controlling interests	83	45
Profit for the period	3,664	3,459

Earnings per share	4.7p	3.9p

See basis of presentation on page 2.

[1]	The profit after tax attributable to other equity holders of £309 million (nine months to 30 September 2017: £312 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £76 million (nine months to 30 September 2017: £75 million).

STATUTORY BALANCE SHEET

	At 30 Sept	At 31 Dec
	2018	2017
	£million	£million
	(unaudited)	(audited)
Assets
Cash and balances at central banks	66,574	58,521
Financial assets at fair value through profit or loss	170,100	162,878
Derivative financial instruments	22,177	25,834
Loans and receivables at amortised cost	493,604	482,752
Financial assets at fair value through other comprehensive income	29,286
Available-for-sale financial assets		42,098
Other assets	47,487	40,026
Total assets	829,228	812,109

Liabilities
Deposits from banks	29,603	29,804
Customer deposits	425,826	418,124
Financial liabilities at fair value through profit or loss	43,508	50,877
Derivative financial instruments	21,663	26,124
Debt securities in issue	92,331	72,450
Liabilities arising from insurance and investment contracts	119,541	118,860
Subordinated liabilities	17,651	17,922
Other liabilities	31,454	28,805
Total liabilities	781,577	762,966

Shareholders’ equity	42,034	43,551
Other equity interests	5,355	5,355
Non-controlling interests	262	237
Total equity	47,651	49,143
Total equity and liabilities	829,228	812,109

See basis of presentation on page 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	25 October 2018